                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                        AEGIS COMMUNICATIONS GROUP, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    00760B105
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Allen B. Levithan, Esq.
                              Lowenstein Sandler PC
                    65 Livingston Avenue, Roseland, NJ 07068
                                  973-597-2500
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 9, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                               CUSIP No. 00760B105

------------ ------------------------------------------------------------------
(1)          NAMES OF REPORTING PERSONS.
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Edward Blank

------------ ------------------------------------------------------------------
(2)          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /  /
                                                                      (b) /  /

------------ ------------------------------------------------------------------
(3)          SEC USE ONLY


------------ ------------------------------------------------------------------
(4)          SOURCE OF FUNDS

             OO

------------ ------------------------------------------------------------------
(5)          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                               /  /

------------ ------------------------------------------------------------------
(6)          CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

----------------------------- -------- ----------------------------------------
                              (7)      SOLE VOTING POWER
         NUMBER OF                     2,939,514

                              -------- ----------------------------------------
           SHARES             (8)      SHARED VOTING POWER
                                       0

        BENEFICIALLY
                              -------- ----------------------------------------
                              (9)      SOLE DISPOSITIVE POWER
          OWNED BY                     2,939,514

                              -------- ----------------------------------------
       EACH REPORTING         (10)     SHARED DISPOSITIVE POWER
                                       0

        PERSON WITH
------------ ------------------------------------------------------------------
(11)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,375,657*

------------ ------------------------------------------------------------------
(12)         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
             /  /

------------ ------------------------------------------------------------------
(13)         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.3%

------------ ------------------------------------------------------------------
(14)         TYPE OF REPORTING PERSON

             IN

------------ ------------------------------------------------------------------
* Includes: (1) 2,939,514 shares directly held by Mr. Blank; (2) 695,781 shares held by The Rebecca Blank Irrevocable Trust (the "Trust"); (3) 330,403 shares which may be received by Mr. Blank upon the exercise of presently exercisable warrants; (4) 78,238 shares which may be received by the Trust upon the exercise of presently exercisable warrants; (5) 268,129 shares which may be received by Mr. Blank upon the conversion of his shares of Series E Preferred Stock; and (6) 63,592 shares which may be received by the Trust upon the conversion its shares of Series E Preferred Stock. Mr. Blank disclaims beneficial ownership of the shares presently held or obtainable by the Trust.

Item 1.  Security and Issuer

Common Stock, par value $0.01 per share ("Common Stock")

Aegis Communications Group, Inc. (the "Issuer")
7880 Bent Branch Drive, Suite 150
Irving, Texas 75063

Item 2.  Identity and Background

(a-b) This Schedule 13D is filed on behalf of Edward Blank. Mr. Blank maintains his business address at 1250 Broadway, 37th Floor, New York, NY 10001.

(c) Mr. Blank is a private investor. He maintains a business address at 1250 Broadway, 37th Floor, New York, New York 10001.

(d-e) During the past five years, Mr. Blank has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Blank been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Mr. Blank is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         This Schedule 13D is filed to report shares of Common Stock initially acquired by Mr. Blank as a result of the conversion of shares of IQI, Inc. stock held by Mr. Blank into shares of Issuer's Common Stock upon the merger of IQI, Inc. with a wholly-owned subsidiary of the Issuer pursuant to the terms and conditions of an Agreement and Plan of Merger dated April 7, 1998, by and between the Issuer, Issuer's wholly-owned subsidiary and IQI, Inc. In connection with the merger, Mr. Blank also acquired warrants from the Issuer, which may be exercised for shares of Common Stock. All of the shares other than those shares beneficially owned as a result of or in connection with the merger were acquired: upon the conversion of the Issuer's subordinated debt into Series E Preferred Stock effective June 30, 1999; upon the issuance of warrants by the Issuer to Mr. Blank, in connection with the conversion of Issuer's subordinated debt, which may be exercised for Issuer's Common Stock; or as quarterly payments of dividends on the Series E Preferred Stock beginning with the quarter ended September 30, 1999. Mr. Blank had previously held a warrant to purchase shares of Common Stock in December 1997.

Item 4.  Purpose of Transaction

         See Item 3.

         Mr. Blank has no present plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Blank may, from time to time, acquire additional shares of Common Stock or dispose of all or a portion of the shares of Common Stock beneficially owned by him, either in the open market or in privately negotiated transactions. He may also obtain additional shares of Common Stock upon the exercise of the warrants or the conversion of the Series E Preferred Stock described in Item 3.

Item 5.  Interest in Securities of the Issuer

(a) As of December 31, 2000, Mr. Blank beneficially owned 4,375,657 shares of Common Stock, or 8.3% of the total outstanding shares of Common Stock. Mr. Blank's percentage of beneficial ownership was calculated pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of

         1934, as amended, based on the number of shares of Common Stock reported as outstanding by the Issuer in the Issuer's Report on Form 10-Q for the quarter ended September 30, 2000. The 4,375,657 shares of Common Stock beneficially owned by Mr. Blank include: (1) 2,939,514 shares directly held by Mr. Blank; (2) 695,781 shares held by The Rebecca Blank Irrevocable Trust (the "Trust"); (3) 330,403 shares which may be received by Mr. Blank upon the exercise of presently exercisable warrants; (4) 78,238 shares which may be received by the Trust upon the exercise of presently exercisable warrants; (5) 268,129 shares which may be received by Mr. Blank upon the conversion of his shares of Series E Preferred Stock; and (6) 63,592 shares which may be received by the Trust upon the conversion its shares of Series E Preferred Stock. Mr. Blank disclaims beneficial ownership of the shares presently held or obtainable by the Trust.

(b) Mr. Blank has sole power to vote, or to direct the vote, and sole power to dispose, or to direct the disposition, with respect to 2,939,514 shares of Common Stock.

(c) As of December 31, 2000, Mr. Blank and the Trust each acquired beneficial ownership of additional shares of Series E Preferred Stock, in payment of dividends by the Issuer, convertible into 9,691 shares and 2,298 shares of Common Stock, respectively. Mr. Blank disclaims beneficial ownership as to the 2,298 shares of Common Stock obtainable by the Trust upon conversion of the Series E Preferred Stock.

(d) No person is known to Mr. Blank to have the right to receive or the power to direct the receipt of distributions from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Blank, other than with respect to the Trust. Mr. Blank is not a trustee of the Trust. Mr. Blank's wife is the trustee.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to Be Filed as Exhibits

Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 12, 2001
                                --------------------------------
                                (Date)


                                /s/ Edward Blank
                                --------------------------------
                                (Signature)


                                Edward Blank
                                --------------------------------
                                (Name/Title)




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)